FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

[redacted]wer, 16 Stanley Street, Central, Hong Kong.
[redacted]利街十六號騏利大廈九樓
: 2827 4836 • E-mail: fw@fairwind.com.hk

05010442

Your Ref:

Our Ref: S/5411/89 LTO/sl

8th August, 2005

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

SUPPL

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

dlw 8/16

Enc.
c.c. the Company

Annex A to Letter to the SEC
dated 8th August, 2005 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Notification of Annual General Meeting

   Date : 29th July, 2005

   Entities requiring item:
   (a) Pursuant to the Bermuda Companies Act (disclosure or distribution to security holders mandated but filing with a specific body or at a specific place is not required by the Act);

   (b) The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement; and

   (c) the Company's Bye-laws.

2. Title : Annual Report, Audited Accounts and Auditors' Report

   Date : 2004-2005

   Entities requiring item:
   (a) Pursuant to the Bermuda Companies Act (disclosure or distribution to security holders mandated but filing with a specific body or at a specific place is not required by the Act); and

   (b) HKSE pursuant to Exchange Listing Agreement.

3. Title : All circulars sent to shareholders

   Date : 29th July, 2005

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement

4. Title : Notification of movement of securities in Hong Kong

   Date : 31st July, 2005

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

THE STANDARD 29TH JULY 2005

(57)

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Stock Code: 485

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Starlight International Holdings Limited will be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, 15th September, 2005 at 3:00 p.m. for the following purpose:–

1. To receive and consider the financial statements for the year ended 31st March, 2005 and the reports of the directors and auditors.
2. To declare a final dividend.
3. To re-elect retiring directors and to authorise directors to fix the remuneration of directors.
4. To re-appoint auditors and authorise directors to fix their remuneration and in this connection, to consider and if though fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:–

   "THAT Deloitte Touche Tohmatsu, who were appointed as auditors by the directors of the Company to fill the casual vacancy occasioned following the resignation of Moores Rowland Mazars as auditors, be and are hereby re-appointed auditors of the Company to hold office until the next annual general meeting of the Company at a remuneration to be fixed by the board of directors of the Company."
5. As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

   "THAT:–

   (a) subject to paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.40 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of shares of the Company which the directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution and the said approval shall be limited accordingly; and

   (c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:–

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the bye-laws of the Company to be held; and

      (iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."
6. As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

   "THAT:–

   (a) subject to paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.40 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares as scrip dividends pursuant to the bye-laws of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

   (d) for the purpose of this resolution,

      "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:–

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the bye-laws of the Company to be held; and

      (iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

      "Rights Issue" means an offer of shares, or offer or issue of warrant, options or other securities giving rights to subscribe for shares of the Company open for a period fixed by the directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."
7. As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

   "THAT subject to the passing of resolutions set out in items 5 and 6 of the notice convening this meeting, the general mandate granted to the directors of the Company to allot, issue and deal with additional shares pursuant to the resolution set out in item 6 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to resolution set out in item 5 of the notice convening this meeting."
8. As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as a special resolution of the Company:

   "THAT the bye-laws of the Company be and are hereby amended in the following manner:–

   (a) by deleting the existing Bye-laws 76 and 77 and substituting therefor the following new Bye-laws 76 and 77:

      76. The Company may from time to time in general meeting by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the Board), and shall then be eligible for re-election at the meeting. The Directors to retire at the annual general meeting pursuant to this Bye-Law shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at the annual general meeting.

      77. The Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time by the shareholders in general meeting. Any Director so appointed shall hold office until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the Board), and shall then be eligible for re-election at the meeting. The Directors to retire at the annual general meeting pursuant to this Bye-Law shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at the annual general meeting.

   (b) by deleting the existing Bye-law 82 and substituting therefor the following new Bye-law 82:

      82. Subject to the manner of retirement by rotation of Directors as from time to time prescribed under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and subject to the Company's private act which was enacted on 2nd January, 1990 and notwithstanding any contractual or other terms on which any Director may be appointed or engaged, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot.

   (c) by deleting the existing Bye-law 149 and its heading."

By Order of the Board
PETER LEE YIP WAH
Secretary

Hong Kong, 29th July, 2005

Notes:–

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.
2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
3. The register of members of the Company will be closed from Monday, 12th September, 2005 to Thursday, 15th September, 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with share registrars of the Company in Hong Kong, Secretaries Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 9th September, 2005.
4. The retiring directors standing for re-election under item 3 are Mr. Lau Sak Hong, Philip, Mr. Lau Sak Kai, Anthony, Mr. Chan Chak Chung and Mr. Winston Calptor Chuck.
5. As at the date of this notice, the board of directors of the Company comprised seven Directors, of which three are executive directors, namely, Mr. Lau Sak Hong, Philip (Chairman), Mr. Lau Sak Kai, Anthony and Mr. Lau Sak Yuk, Andy; one non-executive director, namely Mr. Peter Hon Sheung Tin and three independent non-executive directors, namely Mr. Ho Hau Chong, Norman, Mr. Chan Chak Chung and Mr. Winston Calptor Chuck.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Starlight International Holdings Limited, you should at once hand this circular and the accompanying proxy form to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Stock Code: 485

PROPOSALS INVOLVING
GENERAL MANDATES TO REPURCHASE SHARES
AND TO ISSUE SHARES,
AMENDMENTS TO THE BYE-LAWS AND
RE-ELECTION OF RETIRING DIRECTORS AND
NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of Starlight International Holdings Limited ("the Company") to be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, 15th September, 2005 at 3:00 p.m. is set out on pages 12 to 16 of this circular. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of a proxy form will not preclude shareholders of the Company from attending and voting at the annual general meeting if they so wish.

Hong Kong, 29th July, 2005

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司

(於百慕達註冊成立之有限公司)

(股份代號:485)

出席於二零零五年九月十五日(星期四)下午三時正召開之股東週年大會(及其任何續會)適用之代表委任表格

本人/吾等*(註一)* ______________________________ 寓

______________________________,

為**STARLIGHT INTERNATIONAL HOLDINGS LIMITED**(「本公司」)股本中每股面值0.40港元股份共 ______________ 股*(註二)*之登記持有人,茲委任*(註三)* ______________ 寓

______________________________;

如其未克出席,則委任大會主席為本人/吾等之代表,代表本人/吾等出席於二零零五年九月十五日(星期四)下午三時正假座香港銅鑼灣告士打道310號柏寧酒店二十七樓薰衣草廳舉行之股東週年大會(或其任何續會),並於該大會(或其任何續會)以本人/吾等之名義按以下所載指示代表本人/吾等投票,若無指示,則本人/吾等之代表可酌情自行投票表決*(註四)*。

		贊成 *(註四)*	反對 *(註四)*
(一)	省覽截至二零零五年三月三十一日止年度之財務報告與董事局及核數師報告。		
(二)	宣佈派發末期股息。		
(三)	(a) 重選劉錫康先生連任董事。		
	(b) 重選劉錫淇先生連任董事。		
	(c) 重選陳澤仲先生連任董事。		
	(d) 重選卓育賢先生連任董事。		
	(e) 釐定董事酬金。		
(四)	續聘核數師及釐定其酬金。		
(五)	載於股東週年大會通告第五項內普通決議案(授予董事會購回不超過本公司已發行股本10%之一般授權。)		
(六)	載於股東週年大會通告第六項內普通決議案(授予董事會配發及發行不超過本公司已發行股本20%新股份之一般授權。)		
(七)	載於股東週年大會通告第七項內普通決議案(擴大授予董事會根據第五項發行本公司新股份之一般授權。)		
(八)	載於股東週年大會通告第八項內特別決議案(修訂現行公司章程細則。)		

日期:二零零五年 ______________ 月 ______________ 日　　　　股東簽署*(註五)* ______________

附註:

一. 請用正楷填上姓名及地址。

二. 請填上登記於 閣下名下之每股面值0.40港元股份之數目。倘未有填上股份數目,則本代表委任表格將被視為與所有登記於 閣下名下之本公司股份有關。

三. 請填上所欲委任代表之姓名及地址,**倘未有填上任何姓名,則大會主席出任 閣下之代表。**

四. **注意: 閣下如欲投票贊成一項決議案,請在有關決議案之「贊成」欄內填上「✓」號, 閣下如欲投票反對一項決議案,請在有關決議案之「反對」欄內填上「✓」號。**如無任何指示,則 閣下之代表可自行就有關決議案酌情投票。 閣下之代表亦有權酌情對召開大會之通告所載以外,並於會上適當提出之任何決議案投票。

五. 本代表委任表格須由 閣下或 閣下之正式書面授權人簽署。如股東為一有限公司,則代表委任表格須蓋上公司印鑑,或由行政人員或獲正式授權之授權人簽署。

六. 倘屬聯名登記股份持有人,則任何一位該等人士均可於任何會議上就該等股份投票(不論親身或委派代表),猶如彼為唯一有權投票者。惟倘超過一位有關之聯名持有人親身或委派代表出席任何會議,則僅股東名冊內有關聯名持有人中排名首位之出席者方有權就該等股份投票。

七. 本代表委任表格連同授權簽署本表格之授權書或其他授權文件(如有)或經由公證人簽署證明之該等文件副本,最遲須於上述大會或任何續會舉行時間四十八小時前送達本公司總辦事處及主要營業地點,香港香港仔大道二百三十二號城都工業大廈五樓,方為有效。

八. 受委任代表毋須為本公司之股東,但須親自出席大會以代表 閣下。 閣下填妥及交回代表委任表格後仍可出席大會及於會上投票。

九. 代表委任表格之每項更改,均須由簽署人簡簽示可。

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 485)

Proxy form for use at the annual general meeting to be held on Thursday, 15th September, 2005 at 3:00 p.m. and at any adjournment thereof

I/We *(note 1)* ______________________________ of ______________________________

____

being the registered holder(s) of *(note 2)* ______________________________ shares of HK$0.40 each in the capital of **STARLIGHT INTERNATIONAL HOLDINGS LIMITED** ("the Company"), HEREBY APPOINT *(note 3)* ______________________________ of ______________________________

____

or failing him, the Chairman of the meeting as my/our proxy to act for me/us at the annual general meeting (or at any adjournment thereof) of the Company to be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, 15th September, 2005 at 3:00 p.m. and at the said meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit. *(note 4)*

			FOR *(Note 4)*	**AGAINST** *(Note 4)*
1.	To receive and consider the financial statements for the year ended 31st March, 2005 and the reports of the directors and auditors.			
2.	To declare a final dividend.			
3.	(a)	To re-elect Mr. Philip Lau Sak Hong as director.		
	(b)	To re-elect Mr. Anthony Lau Sak Kai as director.		
	(c)	To re-elect Mr. Chan Chak Chung as director.		
	(d)	To re-elect Mr. Winston Calptor Chuck as director.		
	(e)	To fix the remuneration of the directors.		
4.	To re-appoint auditors and to fix their remuneration.			
5.	Ordinary resolution in item 5 of notice of annual general meeting (To grant a general mandate to the directors to repurchase shares not exceeding 10% of the issued share capital.)			
6.	Ordinary resolution in item 6 of notice of annual general meeting (To grant a general mandate to the directors to issue additional shares not exceeding 20% of the issue share capital.)			
7.	Ordinary resolution in item 7 of notice of annual general meeting (To extend the general mandate under item 5.)			
8.	Special resolution in item 8 of notice of annual general meeting (To amend bye-laws of the Company.)			

Dated the __________ day of __________, 2005 Shareholder's Signature *(note 5)*: ____________________

Notes:–

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares of HK$0.40 each to which this proxy relates registered in your name(s). If no number is inserted, this proxy form will be deemed to relate to all the shares of the Company registered in your name(s).
3. Please insert the name and address of proxy desired in the space provided. **IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK THE BOX MARKED "FOR" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK THE BOX MARKED "AGAINST" BESIDE THE APPROPRIATE RESOLUTION.** Failure to complete any or all boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This proxy form must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.
7. To be valid, this proxy form, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's head office and principal place of business, 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you. Completion and deposit of the proxy form will not preclude you from attending and voting at the meeting if you so wish.
9. Any alteration made in this proxy form must be initialled by the person who signs it.

In this circular, the following expressions have the following meanings unless the context requires otherwise:–

"Annual General Meeting"	the annual general meeting of the Company to be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, 15th September, 2005 at 3:00 p.m. and/or any adjournment thereof, notice of which is set out on pages 12 to 16 of this circular
"Board"	the board of Directors
"Bye-laws"	the bye-laws of the Company for the time being
"Companies Act"	the Companies Act 1981 of Bermuda (as amended)
"Company"	Starlight International Holdings Limited, an exempted company incorporated in Bermuda with limited liability whose shares are listed on the Stock Exchange
"Directors"	the directors of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	24th July, 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no. 5 of the notice of the Annual General Meeting
"SFO"	Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong)
"Share(s)"	share(s) of HK$0.40 each in the share capital of the Company

"Shareholders"	holders of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Stock Code: 485

Executive Directors:
Lau Sak Hong, Philip *(Chairman)*
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Non-Executive Director:
Hon Sheung Tin, Peter

Independent Non-Executive Director:
Ho Hau Chong, Norman
Chan Chak Chung
Winston Calptor Chuck

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business:
5th Floor
Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong

Hong Kong, 29th July, 2005

To the shareholders

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, AMENDMENTS TO THE BYE-LAWS AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposed renewal of the general mandates to allot, issue and deal with Shares and to repurchase Shares and the proposed amendments to Bye-laws and re-election of retiring directors and to seek your approval of the resolutions relating to these matters at the Annual General Meeting.

2. GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 20th September, 2004, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the forthcoming annual general meeting of the Company to be held on 15th September, 2005. The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the Annual General Meeting. An

explanatory statement as required under the Listing Rules to provide the requisite information of the Repurchase Proposal is set out in Appendix I hereto.

3. GENERAL MANDATE TO ISSUE SHARES

It will also be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase Shares up to 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

4. AMENDMENTS TO BYE-LAWS

In addition, your attention is drawn to a special resolution to be proposed at the Annual General Meeting to approve amendments to the Bye-laws 76, 77, 82 and 149 of the existing Bye-laws.

The Stock Exchange has recently amended the Listing Rules for the purpose of implementing the Code on Corporate Governance Practices ("the Code"). In the Listing Rules, the Code replaces the Code of Best Practice in Appendix 14 to the Listing Rules. Pursuant to paragraph A.4.2 of the Code, all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment and every director should be subject to retirement by rotation at least once every three years. As the existing Bye-laws 76, 77, 82 and 149 does not comply with the said paragraph A.4.2 of the Code, the Directors therefore propose a special resolution to amend the existing Bye-laws 76, 77, 82 and 149.

5. RE-ELECTION OF RETIRING DIRECTORS

The Board currently consists of seven Directors, namely Messrs. Philip Lau Sak Hong, Anthony Lau Sak Kai, Andy Lau Sak Yuk, Peter Hon Sheung Tin, Norman Ho Hau Chong, Chan Chak Chung and Winston Calptor Chuck.

Pursuant to the Bye-laws, Messrs. Philip Lau Sak Hong, Anthony Lau Sak Kai, Chan Chak Chung and Winston Calptor Chuck shall retire from office at the Annual General Meeting and shall be eligible and offer themselves for re-election. Details of retiring Directors proposed for re-election at the Annual General Meeting are set out in Appendix II to this circular.

6. ANNUAL GENERAL MEETING

On pages 12 to 16 of this circular, you will find a notice convening the Annual General Meeting which contains, inter alia, the following proposed resolutions:

- an ordinary resolution to grant to the Directors a general mandate to exercise all powers of the Company to repurchase on the Stock Exchange Shares representing up to a maximum of 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution;

- an ordinary resolution to grant to the Directors a general mandate to authorise the Directors to issue, allot and deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of passing such resolution;

- an ordinary resolution to extend the general mandate which will be granted to the Directors to issue, allot and deal with additional Shares by adding to it the number of Shares repurchased under the Repurchase Proposal after the granting of the general mandate; and

- a special resolution to amend the existing Bye-laws of the Company.

At the Annual General Meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. According to the provisions of the Bye-laws, a poll may be demanded by (a) the chairman of the meeting; or (b) at least three members present in person or by a duly authorized corporate representative or by proxy and entitled to vote; or (c) any member or members present in person or by a duly authorized corporate representative or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting; or (d) any member or members present in person or by a duly authorized corporate representative or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

On a show of hands, every member who is present in person or is present by a duly authorised corporate representative or by proxy shall have one vote, and on a poll every member present in person or, by a duly authorised corporate representative or by proxy shall have one vote for every fully-paid share of which he is the holder. On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

7. ACTION TO BE TAKEN

A proxy form for use at the Annual General Meeting is enclosed herewith. Whether or not you intend to attend the Annual General Meeting, you are requested to complete the proxy form in accordance with the instructions printed thereon and return it to the head office and principal place of business of the Company, 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of a proxy form will not preclude Shareholders from attending and voting at the Annual General Meeting if they so wish.

8. RECOMMENDATION

The Directors believe that the Repurchase Proposal and, the general mandate for Directors to issue new Shares, amendments to the existing Bye-laws of the Company and the re-election of the retiring Directors are all in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend that all Shareholders should vote in favour of the resolutions set out in the notice of Annual General Meeting.

By Order of the Board
LAU SAK HONG, PHILIP
Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide the requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

1. Share Capital

As at the Latest Practicable Date, the issued share capital of the Company comprised 761,105,614 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and prior to the Annual General Meeting, the Company would be allowed under the Repurchase Resolution to repurchase a maximum of 76,110,561 Shares.

2. Reasons for Repurchase

The Directors believe that the Repurchase Proposal is in the best interests of the Company and the Shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

3. Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and the Bye-laws and the applicable laws of Bermuda. The Companies Act provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the profits that would otherwise be available for dividend or the proceeds of a fresh issue of shares made for the purpose. The amount of premium payable on repurchase may only be paid out of either the profits that would otherwise be available for dividend or out of the share premium or contributed surplus accounts of the Company.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st March, 2005 in the event that the power to repurchase Shares pursuant to the Repurchase Proposal was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date are as follows:–

	Highest	Lowest
	HK$	*HK$*
July 2004	1.12	0.86
August 2004	0.91	0.79
September 2004	0.91	0.81
October 2004	0.87	0.80
November 2004	0.91	0.80
December 2004	0.82	0.65
January 2005	0.71	0.61
February 2005	0.76	0.66
March 2005	0.78	0.67
April 2005	0.71	0.67
May 2005	0.70	0.68
June 2005	0.73	0.68
July 2005 (up to and including the Latest Practicable Date)	0.69	0.57

5. Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Proposal and in accordance with the Listing Rules and the applicable laws of Bermuda.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the Shareholders.

6. Takeovers Code

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a Shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

At the Latest Practicable Date, Messrs. Philip Lau Sak Hong, Anthony Lau Sak Kai and Andy Lau Sak Yuk and their associates, including companies and trust controlled by them ("Lau's Family"), held on a beneficial basis 318,061,664 Shares representing approximately 41.79% of the issued share capital of the Company. Based on such shareholdings and in the event that the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Resolution, the shareholdings of Lau's Family would be increased to approximately 46.43% of the issued share capital of the Company. In the event the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Proposal, an obligation to make a general offer to shareholders under Rule 26 of the Takeovers Code may arise. The Directors have no present intention to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such an extent as to result in takeover obligations.

In the event that the power to make repurchase pursuant to the Repurchase Proposal is exercised in full, the number of Shares held by the public would not fall below 25% of the issued share capital of the Company.

7. Shares repurchase made by the Company

In the six months preceding the Latest Practicable Date, the Company repurchased Shares on the Stock Exchange as follows:

Date of Repurchase	Number of Shares	Price per Share Highest HK$	Price per Share Lowest HK$	Aggregate Price HK$
19th April, 2005	135,000	0.67	–	90,450
22nd April, 2005	250,000	0.68	–	170,000
9th May, 2005	27,500	0.69	–	18,975
17th May, 2005	150,000	0.68	–	102,000
31st May, 2005	240,000	0.68	–	163,200
1st June, 2005	200,000	0.70	0.68	138,000
2nd June, 2005	500,000	0.69	–	345,000
	1,502,500			1,027,625

Except for the repurchase of Shares referred to above, there was no other repurchase by the Company, or its subsidiaries, of the Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

The following are the particulars of the directors proposed to be re-elected at the Annual General Meeting to be held on 15th September, 2005:–

Mr. Lau Sak Hong, Philip, aged 57, was appointed Chairman and Managing Director of the Company since 26th September, 1989. He has been in the Group for 35 years and has over 35 years of management experience in the electronics industry. Mr. Lau is also a director of other members of the Company's group. Mr. Lau did not hold any directorship in other listed public companies during the three years preceding the Latest Practicable Date.

He is the eldest brother of Mr. Anthony Lau Sak Kai and Mr. Andy Lau Sak Yuk, both executive directors of the Company. Save as disclosed herein, Mr. Lau does not have any relationships with the Directors, senior management or substantial or controlling shareholder of the Company.

As at the Latest Practicable Date, Mr. Lau had personal interests and corporate interests in 64,504,072 shares and 181,232,555 shares respectively, representing in aggregate approximately 32.29% of the issued share capital of the Company, within the meaning of Part XV of the SFO.

Mr. Lau is entitled to an annual remuneration package including housing of HK$7,878,295. Such sum was determined by the Board with reference to market terms, his duties and responsibilities in the Group and the Group's remuneration policy. He is also entitled to a year end discretionary bonus determined by the Board at its absolute discretion having regard to the Company's performance and the marketing situation. There is no director's service contract entered into between the Company and Mr. Lau and he was not appointed for a specific term except that he is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. He is entitled to a director fee of not less than HK$50,000 per annum which is subject to the approval of the Board by reference to the prevailing marketing conditions and subject to the shareholders' approval at the Annual General Meeting.

Mr. Lau Sak Kai, Anthony, aged 55, has been appointed director of the Company since 26th September, 1989. He has been in the Group for 33 years. Mr. Lau is also a director of other members of the Company's group. Mr. Lau did not hold any directorship in other listed public companies during the three years preceding the Latest Practicable Date.

He is the brother of Mr. Philip Lau Sak Hong and Mr. Andy Lau Sak Yuk, both executive directors of the Company. Save as disclosed herein, Mr. Lau does not have any relationships with the Directors, senior management or substantial or controlling shareholder of the Company.

As at the Latest Practicable Date, Mr. Lau has personal interests and corporate interests in 37,265,929 shares and 13,118,511 shares respectively, representing in aggregate approximately 6.62% of the issued share capital of the Company, within the meaning of Part XV of the SFO.

Mr. Lau is entitled to an annual remuneration package of HK$1,414,543. Such sum was determined by the Board with reference to market terms, his duties and responsibilities in the Group and the Group's remuneration policy. He is also entitled to a year end discretionary bonus determined by the Board at its absolute discretion having regard to the Company's performance and the marketing situation. There is no director's service contract entered into between the Company

and Mr. Lau and he was not appointed for a specific term except that he is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. He is entitled to a director fee of not less than HK$50,000 per annum which is subject to the approval of the Board by reference to the prevailing marketing conditions and subject to the shareholders' approval at the Annual General Meeting.

Mr. Chan Chak Chung, aged 47, has been appointed director of the Company since 30th September, 2004. He is a qualified accountant and has about 24 years experience in the public accountancy profession. He holds a Master degree in Business Administration. He is an associate member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants of the United Kingdom.

As at the Latest Practicable Date, Mr. Chan did not hold any position in other members of the Company's group. He did not hold any directorship in other public listed company during the three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Chan did not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company and did not have any interest in Shares within the meaning of Part XV of SFO.

Mr. Chan was appointed for a term until 30th September, 2005 and he is subject to retirement by rotation and re-election in accordance with the provisions of the Bye-laws. He is entitled to a director fee of not less than HK$50,000 per annum which is to be determined by the Board with reference to the prevailing market conditions and subject to the shareholder's approval at the Annual General Meeting. He is not entitled to any other emoluments including bonus.

Mr. Winston Calptor Chuck, aged 49, was appointed director of the Company since 30th September, 2004. He has been practicing as a solicitor in Hong Kong for over 23 years. He holds a Bachelor Degree of Arts from the University of Ontario, Canada. He is also an independent non-executive director of ITC Corporation Limited, a company listed on the Stock Exchange.

Save as disclosed above, Mr. Chuck did not hold any directorship in other public listed company during the three years preceding the Latest Practicable Date and any position with the group.

As at the Latest Practicable Date, Mr. Chuck had family interests of 770,000 shares in the Company within the meaning of Part XV of SFO. Mr. Chuck does not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company.

Mr. Chuck was appointed for a term until 30th September, 2005 and he is subject to retirement by rotation and re-election in accordance with the provisions of the Bye-laws. He is entitled to a director fee of not less than HK$50,000 per annum which is to be determined by the Board with reference to the prevailing market conditions and subject to the shareholder's approval at the Annual General Meeting. He is not entitled to any other emoluments including bonus.

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders in relation to the re-election of the above retiring Directors.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Stock Code: 485

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Starlight International Holdings Limited will be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, 15th September, 2005 at 3:00 p.m. for the following purpose:–

1. To receive and consider the financial statements for the year ended 31st March, 2005 and the reports of the directors and auditors.

2. To declare a final dividend.

3. To re-elect retiring directors and to authorise directors to fix the remuneration of directors.

4. To re-appoint auditors and authorise directors to fix their remuneration and in this connection, to consider and if though fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:–

   "**THAT** Deloitte Touche Tohmatsu, who were appointed as auditors by the directors of the Company to fill the casual vacancy occasioned following the resignation of Moores Rowland Mazars as auditors, be and are hereby re-appointed auditors of the Company to hold office until the next annual general meeting of the Company at a remuneration to be fixed by the board of directors of the Company."

5. As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

   "**THAT:–**

   (a) subject to paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.40 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the bye-laws of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

"THAT:–

(a) subject to paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.40 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares as scrip dividends pursuant to the bye-laws of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue

of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the bye-laws of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares, or offer or issue of warrant, options or other securities giving rights to subscribe for shares of the Company open for a period fixed by the directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:

"**THAT** subject to the passing of resolutions set out in items 5 and 6 of the notice convening this meeting, the general mandate granted to the directors of the Company to allot, issue and deal with additional shares pursuant to the resolution set out in item 6 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to resolution set out in item 5 of the notice convening this meeting."

8. As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as a special resolution of the Company:

"**THAT** the bye-laws of the Company be and are hereby amended in the following manner:–

(a) by deleting the existing Bye-laws 76 and 77 and substituting therefor the following new Bye-laws 76 and 77:

76. The Company may from time to time in general meeting by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the Board), and shall then be eligible for re-election at the meeting. The Directors to retire at the annual general meeting pursuant to this Bye-Law shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at the annual general meeting.

77. The Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time by the shareholders in general meeting. Any Director so appointed shall hold office until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the Board), and shall then be eligible for re-election at the meeting. The Directors to retire at the annual general meeting pursuant to this Bye-Law shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at the annual general meeting.

(b) by deleting the existing Bye-law 82 and substituting therefor the following new Bye-law 82:

82. Subject to the manner of retirement by rotation of Directors as from time to time prescribed under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and subject to the Company's private act which was enacted on 2nd January, 1990 and notwithstanding any contractual or other terms on which any Director may be appointed or engaged, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director (including

those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot.

(c) by deleting the existing Bye-law 149 and its heading."

By Order of the Board
PETER LEE YIP WAH
Secretary

Hong Kong, 29th July, 2005

Notes:–

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. The register of members of the Company will be closed from Monday, 12th September, 2005 to Thursday, 15th September, 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with share registrars of the Company in Hong Kong, Secretaries Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 9th September, 2005.

4. The retiring directors standing for re-election under item 3 are Mr. Lau Sak Hong, Philip, Mr. Lau Sak Kai, Anthony, Mr. Chan Chak Chung and Mr. Winston Calptor Chuck.

5. As at the date of this notice, the board of directors of the Company comprised seven Directors, of which three are executive directors, namely, Mr. Lau Sak Hong, Philip (Chairman), Mr. Lau Sak Kai, Anthony and Mr. Lau Sak Yuk, Andy; one non-executive director, namely Mr. Peter Hon Sheung Tin and three independent non-executive directors, namely Mr. Ho Hau Chong, Norman, Mr. Chan Chak Chung and Mr. Winston Calptor Chuck.

但不少於三分一之人數)須輪值告退,而每名董事(包括按固定任期委任之董事)須最少每三年輪值告退一次。每年退任之董事為上一次膺選後任期最長者,而於同日成為董事者,則以抽籤方式決定退任董事,除非彼等另行協定,則作別論。

(c) 刪除現有章程細則第149條及其標題。」

承董事局命
秘書
李業華

香港,二零零五年七月二十九日

附註:

1. 凡有權出席大會及於會上投票之本公司股東,均有權委任一名或多名代表出席及代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同簽署表格之授權書或其他授權文件(如有)或經公證人簽署證明之該等文件副本,須於大會或其任何續會指定舉行時間四十八小時前,送達本公司總辦事處及主要營業地點,地址為香港香港仔大道232號城都工業大廈五樓,方為有效。

3. 本公司將於二零零五年九月十二日(星期一)至二零零五年九月十五日(星期四)(包括首尾兩日),暫停辦理股份過戶登記手續,期間不會進行任何股份過戶。為符合獲派擬派末期股息之資格,所有填妥之股份過戶表格連同有關股票,最遲須於二零零五年九月九日(星期五)下午四時前,送達本公司之香港股份過戶登記處秘書商業服務有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

4. 根據第3項擬重選連任之退任董事為劉錫康先生、劉錫淇先生、陳澤仲先生及卓育賢先生。

5. 於本通告日期,本公司董事局由七名董事組成,包括三名執行董事劉錫康先生(主席)、劉錫淇先生及劉錫澳先生;非執行董事韓相田先生以及三名獨立非執行董事何厚鏘先生、陳澤仲先生及卓育賢先生。

8. 作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為本公司特別決議案：

「**動議**以下列方式修訂本公司現行章程細則：

(a) 刪除現行章程細則第76及77條，並以下列新章程細則第76及77條取代：

76. 本公司可不時於股東大會以普通決議案選舉任何人士出任董事，以填補臨時空缺或加入董事局。任何據此委任之董事任期將直至本公司下屆股東大會（倘為填補臨時空缺）或本公司下屆股東週年大會（倘為加入董事局）為止，屆時將符合資格於會上膺選連任。根據本章程細則於股東週年大會退任之董事不會計入須於股東週年大會輪值告退之董事或董事人數內。

77. 董事局有權不時及隨時委任任何人士為董事，以填補臨時空缺或加入董事局，惟據此委任之董事人數不得超過股東於股東大會不時釐定之最高數目。任何據此委任之董事任期將直至本公司下屆股東大會（倘為填補臨時空缺）或本公司下屆股東週年大會（倘為加入董事局）為止，屆時將符合資格於會上膺選連任。根據本章程細則於股東週年大會告退之董事不會計入須於股東週年大會輪值告退之董事或董事人數內。

(b) 刪除現行章程細則第82條，並以下列新章程細則第82條取代：

82. 在香港聯合交易所有限公司證券上市規則不時規定之董事輪值告退方式及本公司於一九九零年一月二日自行實施之規定規限下，及不論任何可能委任或聘任董事之合約或其他條款，於每屆股東週年大會上，當時三分一之董事（或倘有關數目並非三(3)之倍數，則最接近

時採納之購股權計劃或授出或發行股份或購買本公司股份權利之類似安排而發行股份；或(iv)根據本公司任何認股權證之條款行使認購或兑換權利而發行股份除外，而上述批准亦須受此限制；及

(d) 就本決議案而言，

「有關期間」指本決議案獲通過起至下列最早發生時限止期間：

(i) 本公司下屆股東週年大會結束；

(ii) 任何百慕達適用法例或本公司章程細則規定本公司須舉行下屆股東週年大會期限屆滿；及

(iii) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所載授權之日；及

「配售新股」乃指於本公司董事指定期間內，向於某一指定記錄日期名列股東名冊之本公司股份持有人，按其截至該日當時之持股比例，提呈發售股份，或提呈發售或發行認股權證、購股權或附有權利認購本公司股份之其他證券，惟本公司董事有權就零碎配額或計及適用於本公司之香港以外任何地區法例或該等地區任何認可監管機構或任何證券交易所之規定任何限制或責任，作出其認為必需或權宜之豁免或其他安排。」

7. 作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為本公司普通決議案：

「**動議**待召開本大會通告第5及第6項決議案獲通過後，擴大根據召開本大會通告第6項決議案授予本公司董事配發、發行及處理額外股份之一般授權，加入相當於本公司根據召開本大會通告第5項決議案授權所購回本公司股本中股份之面值總額。」

(b) 根據本決議案(a)段之批准，本公司董事獲授權購回之本公司股份面值總額，不得超過本決議案獲通過當日本公司已發行股本面值總額之10%，而上述批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指本決議案通過當日起至下列最早發生時限止期間：

(i) 本公司下屆股東週年大會結束；

(ii) 任何百慕達適用法例或本公司之章程細則規定本公司須舉行下屆股東週年大會期限屆滿；及

(iii) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所載授權之日。」

6. 作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為本公司普通決議案：

「**動議**：

(a) 在本決議案(c)段之規限下，一般及無條件批准本公司董事於有關期間（定義見下文）行使本公司一切權力，以配發、發行及處理本公司股本中每股面值0.40港元之額外股份，以及作出或授出可能需要行使該等權力之售股建議、協議及購股權（包括可兌換為本公司股份之債券、認股權證及債權證）；

(b) 本決議案(a)段之批准將授權本公司董事於有關期間（定義見下文）作出或授出於有關期間結束後將或可能須行使該等權力之售股建議、協議及購股權（包括可兌換為本公司股份之債券、認股權證及債權證）；

(c) 本公司董事根據本決議案(a)段之批准而配發或同意有條件或無條件配發（不論根據購股權或其他方式配發）及發行之股本面值總額，不得超過本決議案獲通過當日本公司已發行股本面值總額之20%，惟根據(i)配售新股（定義見下文）；(ii)根據本公司不時之章程細則發行股份代替股息；(iii)根據不

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司

(於百慕達註冊成立之有限公司)

股份代號：485

茲通告升岡國際有限公司謹訂於二零零五年九月十五日（星期四）下午三時正假座香港告士打道310號柏寧酒店二十七樓薰衣草廳舉行股東週年大會，以便處理下列事項：

1. 省覽截至二零零五年三月三十一日止年度之財務報告與董事局及核數師報告。

2. 宣派末期股息。

3. 重選退任董事及授權董事局釐定董事酬金。

4. 續聘核數師及授權董事局釐定其酬金，並就此考慮並酌情通過下列決議案（不論有否修訂）為本公司普通決議案：

   「**動議**已獲本公司董事委任為核數師之德勤•關黃陳方會計師行填補摩斯倫•馬賽會計師事務所辭任核數師後所產生臨時空缺，並續聘其為本公司核數師，任期直至本公司下屆股東週年大會為止，酬金將由本公司董事局釐定。」

5. 作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為本公司普通決議案：

   「**動議**：

   (a) 在本決議案(b)段之規限下，一般及無條件批准本公司董事於有關期間（定義見下文）行使本公司一切權力，在香港聯合交易所有限公司（「聯交所」）或本公司股份可能上市並獲香港證券及期貨監察委員會及聯交所就此認可之任何其他證券交易所購回本公司股本中每股面值0.40港元之股份，惟須根據及遵照所有適用法例及聯交所證券上市規則或任何其他證券交易所不時修訂之規定；

全權酌情釐定之年終酌情花紅。本公司與劉先生並無訂立任何董事服務合約，彼亦無固定任期，惟須根據本公司之章程細則輪值告退及膺選連任。彼亦可獲每年不少於50,000港元之董事袍金，惟有關袍金須經董事局參考現行市況批准以及獲股東於股東週年大會批准。

陳澤仲先生，47歲，自二零零四年九月三十日獲委任為本公司董事。陳先生為合資格會計師，於執業會計專業擁有約24年經驗。彼持有工商管理碩士學位，為香港會計師公會及英國特許公認會計師公會會員。

於最後實際可行日期，陳先生並無出任本公司其他集團成員公司任何職務。彼於最後實際可行日期前三年並無出任其他上市公司任何董事職務。

於最後實際可行日期，陳先生與任何董事、本公司高級管理人員、主要或控股股東並無任何關係，亦無擁有任何股份權益（定義見證券及期貨條例第XV部）。

陳先生之任期直至二零零五年九月三十日為止，彼須根據章程細則之規定輪值告退及重選。陳先生可獲由董事局參考現行市況釐定及經股東於股東週年大會批准之董事袍金每年不少於50,000港元。彼不會獲發任何其他酬金，包括花紅。

卓育賢先生，49歲，自二零零四年九月三十日獲委任為本公司董事。卓先生為事務律師，於香港執業逾23年。彼獲加拿大University of Ontario頒授文學士學位。彼亦為於聯交所上市之德祥企業集團有限公司之獨立非執行董事。

除上文披露者外，卓先生於最後實際可行日期前三年並無出任其他上市公司任何董事職務，亦無擔任本集團任何職位。

於最後實際可行日期，卓先生以家族權益擁有770,000股股份（定義見證券及期貨條例第XV部）。卓先生與任何董事、本公司高級管理人員、主要或控股股東並無任何關係。

卓先生之任期直至二零零五年九月三十日為止，彼須根據章程細則之規定輪值告退及重選。卓先生可獲取由董事局參考現行市況釐定及經股東於股東週年大會批准之董事袍金每年不少於50,000港元。彼不會獲發任何其他酬金，包括花紅。

除上文披露者外，並無其他有關上述退任董事重選連任而須知會股東之事宜。

以下為建議於二零零五年九月十五日舉行之股東週年大會上重選連任之董事詳情：

劉錫康先生，57歲，自一九八九年九月二十六日獲委任為本公司主席兼董事總經理。彼已於本集團服務35年，於電子業積逾35年管理經驗。劉先生亦為本公司其他集團成員公司之董事。劉先生於最後實際可行日期前三年並無出任其他上市公司任何董事職務。

劉先生為本公司執行董事劉錫淇先生及劉錫澳先生之兄長。除本通函披露者外，劉先生與董事、本公司高級管理人員或主要或控股股東概無任何其他關係。

於最後實際可行日期，劉先生分別於64,504,072股及181,232,555股股份中擁有個人權益及公司權益，合共相當於本公司已發行股本（定義見證券及期貨條例第XV部）約32.29%。

劉先生可獲年度薪酬組合為數7,878,295港元，包括房屋津貼，該金額乃董事局參考市場條款、彼於本集團之職務及責任及本集團之薪酬政策後釐定。彼另可獲經董事局根據本公司表現及市況後全權酌情釐定之年終酌情花紅。本公司與劉先生並無訂立任何董事服務合約，彼亦無固定任期，惟須根據本公司之章程細則輪值告退及膺選連任。彼亦可獲每年不少於50,000港元之董事袍金，惟有關袍金須獲董事局參考現行市況批准以及獲股東於股東週年大會批准。

劉錫淇先生，55歲，自一九八九年九月二十六日獲委任為本公司董事。彼已於本集團服務33年。劉先生亦為本公司其他集團成員公司之董事。劉先生於最後實際可行日期前三年並無出任其他上市公司任何董事職務。

劉先生為本公司執行董事劉錫康先生之胞弟及劉錫澳先生之胞兄。除本通函披露者外，劉先生與董事、本公司高級管理人員或主要或控股股東概無任何其他關係。

於最後實際可行日期，劉先生分別於37,265,929股及13,118,511股股份中擁有個人權益及公司權益，合共相當於本公司已發行股本（定義見證券及期貨條例第XV部）約6.62%。

劉先生可獲年度薪酬組合為數1,414,543港元，該金額乃董事局參考市場條款、彼於本集團之職務及責任及本集團之薪酬政策後釐定。彼另可獲經董事局根據本公司表現及市況後

於最後實際可行日期，劉錫康先生、劉錫淇先生及劉錫澳先生及彼等之聯繫人士，包括彼等所控制公司及信託（「劉氏家族」）實益持有318,061,664股股份，佔本公司已發行股本約41.79%。按有關股權為基準，倘董事根據購回決議案全面行使購回股份之權力，劉氏家族之股權將增至佔本公司已發行股本約46.43%。倘董事根據購回建議全面行使購回股份之權力，則或須根據收購守則規則26向股東提出全面收購建議。董事目前無意於根據購回建議行使購回股份之權力將導致產生收購責任情況下行使該等權力。

倘根據購回建議進行購回之權力獲全面行使，公眾人士持有之股份數目不會降至低於本公司已發行股本25%。

7. 本公司購回股份

於最後實際可行日期前六個月，本公司於聯交所購回之股份如下：

		每股股份價格		
購回日期	**股份數目**	**最高**	**最低**	**總價格**
		港元	*港元*	*港元*
二零零五年四月十九日	135,000	0.67	–	90,450
二零零五年四月二十二日	250,000	0.68	–	170,000
二零零五年五月九日	27,500	0.69	–	18,975
二零零五年五月十七日	150,000	0.68	–	102,000
二零零五年五月三十一日	240,000	0.68	–	163,200
二零零五年六月一日	200,000	0.70	0.68	138,000
二零零五年六月二日	500,000	0.69	–	345,000
	1,502,500			1,027,625

除上述股份購回外，於最後實際可行日期前六個月，本公司或其附屬公司均無於聯交所或其他證券交易所購回其他股份。

4. 股份價格

股份在最後實際可行日期前十二個月，在聯交所買賣之每月最高及最低價格如下：

	最高 *港元*	最低 *港元*
二零零四年七月	1.12	0.86
二零零四年八月	0.91	0.79
二零零四年九月	0.91	0.81
二零零四年十月	0.87	0.80
二零零四年十一月	0.91	0.80
二零零四年十二月	0.82	0.65
二零零五年一月	0.71	0.61
二零零五年二月	0.76	0.66
二零零五年三月	0.78	0.67
二零零五年四月	0.71	0.67
二零零五年五月	0.70	0.68
二零零五年六月	0.73	0.68
二零零五年七月（截至最後實際可行日期）	0.69	0.57

5. 承諾

董事已向聯交所作出承諾，彼等將遵照一切適用規定，行使本公司權力，根據購回建議及按照上市規則及百慕達適用法例購回股份。

董事或彼等在作出一切合理查詢後所深知彼等之任何聯繫人士，目前均無意在購回建議獲股東批准情況下向本公司或其附屬公司出售任何股份。

概無關連人士（定義見上市規則）知會本公司，表示目前有意或已承諾不會於購回建議獲股東批准情況下向本公司或其附屬公司出售任何股份。

6. 收購守則

倘根據購回建議行使購回股份之權力導致股東於本公司之表決權比例權益有所增加，則該項增加就收購守則規則32而言，將被視為一項收購。因此，一名股東或一群一致行動之股東可取得或鞏固本公司之控制權，並須根據收購守則規則26提出強制性收購建議。

本附錄旨在提供上市規則規定之說明函件，以向　閣下提供所需資料，以供　閣下考慮批准購回最多佔本公司於購回決議案獲通過當日之已發行股本10%之股份之建議。

1. 股本

於最後實際可行日期，本公司已發行股本包括761,105,614股股份。

待購回決議案獲通過後，按於最後實際可行日期後及股東週年大會前並無進一步發行或購回任何股份為基準，本公司根據購回決議案將可購回最多76,110,561股股份。

2. 購回之理由

董事認為，購回建議符合本公司及其股東之最佳利益。視乎當時市況及融資安排而定，購回股份或會提高本公司之資產淨值及／或每股盈利，而董事僅會在彼等認為購回有利於本公司及其股東之情況下方會進行。

3. 購回之資金

在購回股份時，本公司僅可動用根據其組織章程大綱及章程細則及百慕達適用法例就此可合法動用之資金。公司法規定就購回股份而償還之資金金額，只可從有關股份之已繳股本或本公司可用作股息分派之溢利或就購回發行新股之所得款項撥付。購回股份之應付溢價只可從可用作股息分派之溢利或本公司之股份溢價賬或繳入盈餘賬撥付。

倘根據購回建議於建議購回期間任何時間悉數行使購回股份之權力，則可能對本公司之營運資金或資本負債比率（與截至二零零五年三月三十一日止年度之年報所載經審核賬目所披露狀況比較）造成不利影響。然而，倘於有關情況下，購回股份對董事不時認為適合本公司之營運資金需要或資本負債比率造成重大不利影響，則董事將不會建議根據購回建議行使權力購回股份。

8. 推薦意見

董事相信，購回建議、授予董事發行新股份之一般授權、修訂本公司現行章程細則及重選退任董事均符合本公司及其股東之最佳利益。因此，董事建議全體股東投票贊成於股東週年大會通告所載之決議案。

此致

列位股東 台照

承董事局命
主席
劉錫康

香港，二零零五年七月二十九日

- 一項普通決議案，授予董事一般授權，授權董事發行、配發及處理不超過於該決議案獲通過當日本公司已發行股本20%之股份；

- 一項普通決議案，擴大將授予董事發行、配發及處理額外股份之一般授權，加入授出一般授權後根據購回建議所購回之股份數目；及

- 一項特別決議案，修訂本公司現行章程細則。

於股東週年大會上，除非於宣佈舉手表決結果之前或之時，或於撤回任何按股數投票表決要求時，正式要求按股數投票表決，否則提呈大會表決之決議案將以舉手方式表決。根據章程細則之條文，以下人士可要求按股數投票表決：(a)大會主席；或(b)有權表決之最少三名親身出席之股東或正式授權公司代表或委派代表；或(c)代表所有有權出席大會及在會上表決之股東之總表決權合共不少於十分一之一名或多名親身出席之股東或正式授權公司代表或委派代表；或(d)持有附帶權利出席大會並於會上表決之股份，而其已繳股本合共不少於所有附帶該權利之股份之已繳股款總額十分一之一名或多名親身出席之股東或正式授權公司代表或委派代表。

在舉手表決時，每名親身或由正式授權公司代表或委派代表出席之股東均可投一票，而在按股數投票表決時，每名親身或由正式授權公司代表或委派代表出席之股東均可就其為持有人之每股繳足股份投一票。在按股數投票表決時，享有一票以上之股東毋須盡投其票或以相同方式盡投其票。

7. 將採取之行動

隨函附奉股東週年大會適用之代表委任表格。無論　閣下是否有意出席股東週年大會，務請按照代表委任表格所列印指示填妥表格，並最遲須於股東週年大會指定舉行時間四十八小時前，將表格交回本公司之總辦事處及主要營業地點，地址為香港香港仔大道232號城都工業大廈5樓。填妥及交回代表委任表格後，股東仍可依願親身出席股東週年大會及於會上投票。

股東週年大會結束時失效。董事擬徵求　閣下批准將於股東週年大會提呈之購回決議案。按照上市規則規定就購回建議提供所需資料之說明函件載於本通函附錄一內。

3. 發行股份之一般授權

股東週年大會上將提呈兩項普通決議案，分別授予董事一般授權，以配發、發行及處理不超過於決議案獲通過當日本公司已發行股本20%之股份，以及擴大董事就此獲授之一般授權，加入相當於本公司於授出購回股份之一般授權後所購回股份之總面值，最多達購回決議案獲通過當日本公司已發行股本10%。

4. 修訂章程細則

另請　閣下注意有關將於股東週年大會提呈以批准修訂現行章程細則第76、77、82及149條之特別決議案。

聯交所最近修訂上市規則，以推行企業管治常規守則（「守則」）。上市規則中，守則取代上市規則附錄14之最佳應用守則。根據守則第A.4.2段，所有獲委任填補臨時空缺之董事均須經股東於彼等獲委任後首個股東大會選舉委任，而各董事須最少每三年輪值告退一次。由於現行章程細則第76、77、82及149條並不符合上述守則第A.4.2段之規定，故董事提呈特別決議案，以修訂現行章程細則第76、77、82及149條。

5. 重選退任董事

董事局現由七名董事組成，分別為劉錫康先生、劉錫淇先生、劉錫澳先生、韓相田先生、何厚鏘先生、陳澤仲先生及卓育賢先生。

根據章程細則規定，劉錫康先生、劉錫淇先生、陳澤仲先生及卓育賢先生將於股東週年大會任滿告退，而彼等合資格且願意膺選連任。有關建議於股東週年大會重選連任之退任董事詳情載於本通函附錄二。

6. 股東週年大會

召開股東週年大會之通告載於本通函第12至16頁，當中載有（其中包括）下列提呈決議案：

－　一項普通決議案，授予董事一般授權，以行使本公司一切權力，在聯交所購回最多相當於購回決議案獲通過當日本公司已發行股本10%之股份；

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司

(於百慕達註冊成立之有限公司)

股份代號:485

執行董事:
劉錫康 *(主席)*
劉錫淇
劉錫澳

非執行董事:
韓相田

獨立非執行董事:
何厚鏘
陳澤仲
卓育賢

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及主要營業地點:
香港
香港仔大道232號
城都工業大廈
5樓

敬啟者:

有關購回股份及發行股份之
一般授權、
修訂章程細則及
重選退任董事之建議及
股東週年大會通告

1. 緒言

本通函旨在向　閣下提供有關建議更新配發、發行及處理股份以及購回股份之一般授權,以及建議修訂章程細則及重選退任董事之資料,並徵求　閣下於股東週年大會批准有關此等事項之決議案。

2. 購回股份之一般授權

於二零零四年九月二十日舉行之本公司股東週年大會,本公司向董事授出一般授權,以行使本公司權力購回股份。該項授權將於本公司即將在二零零五年九月十五日舉行之應屆

「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	香港法定貨幣港元

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司將於二零零五年九月十五日（星期四）下午三時正假座香港告士打道310號柏寧酒店27樓薰衣草廳舉行之股東週年大會及／或其任何續會，有關通告載於本通函第12至16頁
「董事局」	指	董事局
「章程細則」	指	本公司當時之章程細則
「公司法」	指	百慕達一九八一年公司法（經修訂）
「本公司」	指	Starlight International Holdings Limited 升岡國際有限公司，於百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零五年七月二十四日，即本通函付印前就確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「購回建議」	指	給予董事一般授權之建議，以於購回決議案所述期間行使本公司權力，購回最多達於通過購回決議案當日本公司已發行股本10%之股份
「購回決議案」	指	股東週年大會通告第5項決議案所述擬提呈之普通決議案
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值0.40港元之股份

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部Starlight International Holdings Limited升岡國際有限公司股份**售出或轉讓**，應立即將本通函及隨附代表委任表格送交買主或承讓人，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司

(於百慕達註冊成立之有限公司)

股份代號：485

有關購回股份及發行股份之
一般授權、
修訂章程細則及
重選退任董事之建議及
股東週年大會通告

Starlight International Holdings Limited升岡國際有限公司（「本公司」）謹訂於二零零五年九月十五日（星期四）下午三時正假座香港告士打道310號柏寧酒店27樓薰衣草廳舉行股東週年大會，大會通告載於本通函第12至16頁。不論　閣下是否有意出席大會，務請盡快按隨附代表委任表格所印列指示填妥及交回表格，惟無論如何最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司之總辦事處及主要營業地點，地址為香港香港仔大道232號城都工業大廈5樓。填妥及交回代表委任表格後，本公司股東屆時仍可依願親身出席股東週年大會及於會上投票。

香港，二零零五年七月二十九日

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st July, 2005

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah Tel No.: 2827 1778
(Name of Responsible Official)

Date: 8th August, 2005

(A) **Information of Types of Listed Equity Securities**:
(please tick wherever applicable)

1.	Ordinary shares	: √	2.	Preference shares:
3.	Other classes of shares	:		please specify: ______
4.	Warrants	:		please specify: ______

(B) **Movement in Authorised Share Capital:**

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) **Movement in Issued Share Capital:**

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	761,105,614	Nil	Nil
Increase/(Decrease) during the month	0	Nil	Nil
Balance at close of the month:	761,105,614	Nil	Nil

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme adopted on 12th September, 2002 Exercise price: HK$0.40 Exercise price: HK$0.86 Exercise price: HK$0.808 Exercise price: HK$0.814 Exercise price: HK$0.67	4,700,500 15,144,000 3,000,000 2,650,000 1,500,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	4,700,500 15,144,000 3,000,000 2,650,000 1,500,000	
2. Employee share option scheme adopted on Exercise price: HK$						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. __________ Subscription price HK$ _____ 2. __________ Subscription price HK$ _____						

CONVERTIBLES* Class	Units	Converted (Units)	Units
Convertibles Notes Convertible price: HK$ ______	N/A	N/A	N/A

OTHER ISSUES OF SHARES*		
Rights Issue	Price:	Issue and allotment Date:
Placing	Price:	Issue and allotment Date:
Bonus Issue		Issue and allotment Date:
Scrip Dividend		Issue and allotment Date:
Repurchase of share		Cancellation Date:
Redemption of share		Redemption Date:
Consideration issue	Price:	Issue and allotment Date:
Others (Please specify)	Price:	Issue and allotment Date:

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: 0

Remarks:

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
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